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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              GLEASON CORPORATION
                                (Name of Issuer)
                              GLEASON CORPORATION
                         TORQUE ACQUISITION CO., L.L.C.

            James S. Gleason                            Edward J. Pelta
             David J. Burns                             John W. Pysnack
            John J. Perrotti                            Gary J. Kimmet
 John J. Perrotti as Custodian for Jason       John J. Perrotti as Custodian for
Perrotti under the New York Uniform Gift   Christine J. Perrotti under the New York
              to Minors Act                       Uniform Gift to Minors Act

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  377339 10 6
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                             EDWARD J. PELTA, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              GLEASON CORPORATION
                             1000 UNIVERSITY AVENUE
                                 P.O. BOX 22970
                           ROCHESTER, NEW YORK 14692
                           TELEPHONE: (716) 473-1000
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                        COPY TO:                                                  AND TO:
                  BLAINE V. FOGG, ESQ.                                    DAVID L. FINKELMAN, ESQ.
        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                       STROOCK & STROOCK & LAVAN LLP
                    919 THIRD AVENUE                                          180 MAIDEN LANE
                NEW YORK, NEW YORK 10022                                  NEW YORK, NEW YORK 10038
               TELEPHONE: (212) 735-3000                                  TELEPHONE:(212) 806-5400

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This statement is filed in connection with (check the appropriate box):

a.           / /   The filing of solicitation materials or an information
                   statement subject to Regulation 14A, Regulation 14C, or
                   Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.           / /   The filing of a registration statement under the Securities
                   Act of 1933.
c.           /X/   A tender offer.
d.           / /   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                           CALCULATION OF FILING FEE:

                   TRANSACTION VALUATION                                        AMOUNT OF FILING FEE*
                       $193,509,856                                                    $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:        $38,702                        Filing Party:  Torque Acquisition Co., L.L.C.
Form or Registration No.:      Schedule 14D-1                 Date Filed:    December 15, 1999

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
                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the
"Schedule 13E-3") is being filed by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), and certain stockholders of the Company in connection with a joint offer by the Company and Acquisition Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal filed herewith as Exhibits (a)(1) and
(a)(2), respectively, in response to Item 11(a) of the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") concurrently being filed by Acquisition Company with the Securities and Exchange Commission (the "Commission") in connection with the Offer, are incorporated in their entirety herein by reference.

    The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1, which contains information required to be included in response to the items of
Schedule 13E-3. The information in the Schedule 14D-1, including all exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the provisions of the Schedule 14D-1.

                             CROSS REFERENCE SHEET
             (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

            ITEM NUMBER AND CAPTION                       LOCATION IN SCHEDULE 14D-1
------------------------------------------------  -------------------------------------------
  1  ISSUER AND CLASS OF SECURITY SUBJECT TO THE
       TRANSACTION.
     (a)........................................  The Front Cover Page and Item 1(a) in the
                                                    Schedule 14D-1 are incorporated herein by
                                                    reference.
     (b)........................................  Item 1(b) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
     (c)........................................  Item 1(c) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
     (d)........................................  Item 1(c) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
     (e)........................................  *
     (f)........................................  *
  2  IDENTITY AND BACKGROUND.
     (a)-(g)....................................  Items 2(a)-2(g) in the Schedule 14D-1 are
                                                    incorporated herein by reference.
  3  PAST CONTACTS, TRANSACTIONS OR
       NEGOTIATIONS.
     (a)-(b)....................................  Item 3 in the Schedule 14D-1 is
                                                  incorporated herein by reference.
  4  TERMS OF THE TRANSACTION.
     (a)........................................  Item 3(b) and Item 7 in the Schedule 14D-1
                                                    are incorporated herein by reference.
     (b)........................................  Item 6(a) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
  5  PLANS OR PROPOSALS OF THE ISSUER OR
       AFFILIATE.
     (a)-(g)....................................  Items 5(a)-5(g) and Item 7 in the
                                                    Schedule 14D-1 are incorporated herein by
                                                    reference.
  6  SOURCE AND AMOUNT OF FUNDS OR OTHER
       CONSIDERATION.
     (a)........................................  Item 4(a) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
     (b)........................................  Item 8 in the Schedule 14D-1 is
                                                  incorporated herein by reference.
     (c)........................................  Item 4(b) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
     (d)........................................  Item 4(c) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
  7  PURPOSE(S), ALTERNATIVES, REASONS AND
       EFFECTS.
     (a)........................................  Item 5 in the Schedule 14D-1 is
                                                  incorporated herein by reference.
     (b)........................................  Not applicable.
     (c)........................................  Item 5 in the Schedule 14D-1 is
                                                  incorporated herein by reference.
     (d)........................................  *

            ITEM NUMBER AND CAPTION                       LOCATION IN SCHEDULE 14D-1
------------------------------------------------  -------------------------------------------
  8  FAIRNESS OF THE TRANSACTION.
     (a)-(e)....................................  *
     (f)........................................  Not applicable.
  9  REPORTS, OPINIONS, APPRAISALS AND CERTAIN
       NEGOTIATIONS.
     (a)-(c)....................................  *
 10  INTEREST IN SECURITIES OF THE ISSUER.
     (a)........................................  Item 6(a) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
     (b)........................................  Item 6(b) in the Schedule 13E-4 is
                                                  incorporated herein by reference.
 11  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
       WITH RESPECT TO THE ISSUER'S SECURITIES.   Item 7 in the Schedule 14D-1 is
                                                    incorporated herein by reference.
 12  PRESENT INTENTION AND RECOMMENDATION OF
       CERTAIN PERSONS WITH REGARD TO THE
       TRANSACTION.
     (a)-(b)....................................  *
 13  OTHER PROVISIONS OF THE TRANSACTION.
     (a)-(c)....................................  *
 14  FINANCIAL INFORMATION.
     (a)-(b)....................................  Item 9 in the Schedule 14D-1 is
                                                  incorporated herein by reference.
 15  PERSONS AND ASSETS EMPLOYED, RETAINED OR
       UTILIZED.
     (a)........................................  Not applicable.
     (b)........................................  Item 8 in the Schedule 14D-1 is
                                                  incorporated herein by reference.
 16  ADDITIONAL INFORMATION.                      Item 10(f) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
 17  MATERIAL TO BE FILED AS EXHIBITS.
     (a)........................................  Item 11(b)(1) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
     (b)........................................  *
     (c)........................................  Items 11(c)(1)-11(c)(23) in the
                                                  Schedule 14D-1 are incorporated herein by
                                                    reference.
     (d)........................................  Items 11(a)(1)-11(a)(8) in the Schedule
                                                  14D-1 are incorporated herein by reference.
     (e)........................................  Item 11(a)(1) in the Schedule 14D-1 is
                                                    incorporated herein by reference.
     (f)........................................  *

------------------------

*   Omitted because the Item is not required by Schedule 14D-1.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO TRANSACTION.

    (a) Reference is made to the information set forth in response to Item 1(a) of the Schedule 14D-1, which information is incorporated herein by reference.

    (b) The information set forth in "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference. As of November 30, 1999, there were approximately 3,040 holders of record of the issued and outstanding Shares.

    (c) The information set forth in "INTRODUCTION" and "THE OFFER--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "INTRODUCTION" and "THE OFFER--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" and Schedule III to the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d),(g) This Statement is being filed by (i) Gleason Corporation, the issuer of the class of securities which is the subject of this Rule 13e-3 transaction, and (ii) Torque Acquisition Co., L.L.C.,
       James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack and Gary J Kimmet. The information set forth in "INTRODUCTION," "THE OFFER--Certain Information Concerning the Company," "THE OFFER--Certain Information Concerning Vestar, Acquisition Company, Merger Subsidiary and Certain Affiliates" and in Schedule I and Schedule II of the Offer to Purchase is incorporated herein by reference.

    (e)-(g) During the last five years, neither Acquisition Company nor the Company nor, to the best knowledge of Acquisition Company and the Company, any of the persons listed in Schedule I or Schedule II of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a) The information set forth in "INTRODUCTION," "SPECIAL FACTORS--Background of the Transactions," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Plans for the Company After the Transactions," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" and Schedule III of the Offer to Purchase are incorporated herein by reference.

    (b) The information set forth in "INTRODUCTION," "SPECIAL
       FACTORS--Background of the Transactions," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Plans for the Company After the Transactions" and "THE OFFER--Conditions to the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in "INTRODUCTION," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Plans for the Company After the Transactions," "THE OFFER--Procedures for Tendering Shares," "THE OFFER--Acceptance for Payment and Payment for Shares," "THE
       OFFER--Withdrawal Rights" and "THE OFFER--Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(g) The information set forth in "INTRODUCTION," "SPECIAL FACTORS--Plans for the Company After the Transactions," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Certain Effects of the Transactions" and "THE OFFER--Effect of the Transactions on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a),(c) The information set forth in "SPECIAL FACTORS--Financing of the Transactions" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in "THE OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The information set forth in "INTRODUCTION" and "SPECIAL
       FACTORS--Purpose and Structure of the Transactions" of the Offer to Purchase is incorporated herein by reference.

    (b), (c)The information set forth in "INTRODUCTION," "SPECIAL
       FACTORS--Background of the Transactions," "SPECIAL
       FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions," "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" and "SPECIAL FACTORS--Purpose and Structure of the Transactions" and Exhibit I of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--Certain Tax Consequences," "SPECIAL FACTORS--Certain Effects of the Transactions," "THE OFFER--Certain Information Concerning the Company," and "THE OFFER--Effect of the Transactions on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(e) The information set forth in "INTRODUCTION," "SPECIAL
       FACTORS--Background of the Transactions," "SPECIAL
       FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions," "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" and Exhibit I of the Offer to Purchase is incorporated herein by reference.

    (f) None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)-(c) The information set forth in "SPECIAL FACTORS--Background of the Transactions," "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions," "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" and
       Exhibit I of the Offer to Purchase is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The information set forth in "SPECIAL FACTORS--Beneficial Ownership of Common Stock," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" and Schedule III of the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    (a) The information set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Financing of the Transactions" and "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a) The information set forth in "INTRODUCTION," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--The Merger Agreement" and "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in "INTRODUCTION" and "SPECIAL
       FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in "INTRODUCTION," "SPECIAL FACTORS--Appraisal Rights" and Exhibit IV of the Offer to Purchase is incorporated herein by reference.

    (b) No provision has been made by the Company to allow unaffiliated security holders to obtain access to corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

    (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

    (a) The financial information set forth in "THE OFFER--Certain Information Concerning the Company," "THE OFFER--Certain Information Concerning Vestar, Acquisition Company, Merger Subsidiary and Certain Affiliates" and Exhibit II of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) Not applicable.

    (b) The information set forth in "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions," "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor," "SPECIAL FACTORS--Financing of the Transactions" and "THE OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are incorporated by reference as Exhibit (d)(1) and
(d)(2) herein, which are incorporated in their entirety by reference herein.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

      (a) Commitment Letter, dated November 29, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., Gleason Germany Holdings GmbH, Gleason Works Holding Limited and Bankers Trust Company, attached as Exhibit (b)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (b)(1) Opinion of Bear, Stearns & Co., Inc., attached as Exhibit I to the Offer to Purchase, attached hereto as Exhibit (d)(1).

    (b)(2) Presentation of Bear, Stearns & Co., Inc. to the Special Committee of the Board of Directors, dated December 8, 1999, attached as Exhibit (b)(2) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(1) Proposal Letter, dated November 29, 1999, from James S. Gleason and Torque Acquisition Co., L.L.C. to the Special Committee of the Board of Directors of Gleason Corporation, attached as Exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(2) Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc., attached as Exhibit III to the Offer to Purchase filed herewith as Exhibit (d)(1).

    (c)(3) Unit Purchase Agreement, dated as of November 29, 1999, by and between Vestar Capital Partners IV, L.P. and Torque Acquisition Co., L.L.C., attached as Exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(4) Form of Stockholders' Agreement, dated as of November 29, 1999, among Gleason Corporation and certain of its stockholders, attached as Exhibit (c)(4) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(5) Letter Agreement, dated as of November 29, 1999, by and among James
           S. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(6) Letter Agreement, dated as of November 29, 1999, by and among Janis
           F. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(6) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(7) Letter Agreement, dated as of November 29, 1999, by and among David
           J. Burns, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(7) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(8) Letter Agreement, dated as of November 29, 1999, by and among John J. Perrotti, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(8) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(9) Letter Agreement, dated as of November 29, 1999, by and among Edward
           J. Pelta, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(9) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(10) Letter Agreement, dated as of November 29, 1999, by and among John
            W. Pysnack, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(10) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(11) Letter Agreement, dated as of November 29, 1999, by and among Gary
            J. Kimmet, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(11) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(12) Letter Agreement, dated as of November 29, 1999, by and among the GST Exempt Trust for the benefit of James S. Gleason under Articles Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(12) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(13) Letter Agreement, dated as of November 29, 1999, by and among the Non Exempt Trust for the benefit of James S. Gleason under Articles Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(13) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(14) Term Sheet for Management Subscription Agreement, dated as of November 29, 1999, attached as Exhibit (c)(14) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(15) Terms of New Management Option Plan, dated as of November 29, 1999, attached as Exhibit (c)(15) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(16) Form of Voting Trust Agreement, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., certain stockholders of Gleason Corporation and James S. Gleason, David J. Burns and Edward J. Pelta, as voting trustees, attached as Exhibit (c)(16) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(17) Letter by and among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc. and James S. Gleason, dated as of November 29, 1999, attached as Exhibit (c)(17) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(18) Foundation Agreement, dated as of December 8, 1999, by and between Torque Acquisition Co., L.L.C. and the Gleason Foundation, attached as Exhibit (c)(18) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(19) Form of Severance Agreement, attached as Exhibit (c)(19) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(20) Form of Management Agreement, by and between Vestar Capital Partners and Gleason Corporation, attached as Exhibit (c)(20) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(21) Amendment, dated as of December 8, 1999, to the Rights Agreement dated as of May 4, 1999, between Gleason Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, attached as
            Exhibit (c)(21) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(22) Form of Amended and Restated Certificate of Incorporation of Gleason Corporation, attached as Annex B to Exhibit III of the Offer to Purchase filed herewith as Exhibit (d)(1).

    (c)(23) Form of Amended and Restated Bylaws of Gleason Corporation, attached as Annex C to Exhibit III of the Offer to Purchase filed herewith as Exhibit (d)(1).

    (d)(1) Offer to Purchase, dated December 15, 1999, attached in response to
           Item 9(a) of the Schedule 13E-4.

    (d)(2) Letter of Transmittal, attached in response to Item 9(a) of the
           Schedule 13E-4.

    (d)(3) Notice of Guaranteed Delivery, attached in response to Item 9(a) of the Schedule 13E-4 and incorporated in its entirety herein by reference.

    (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, attached in response to Item 9(a) of the
           Schedule 13E-4 and incorporated in its entirety herein by reference.

    (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, attached in response to Item 9(a) of the Schedule 13E-4 and incorporated in its entirety herein by reference.

    (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, attached in response to Item 9(a) of the
           Schedule 13E-4 and incorporated in its entirety herein by reference.

    (d)(7) Summary Advertisement, dated December 15, 1999, attached in response to Item 9(a) of the Schedule 13E-4 and incorporated in its entirety herein by reference.

    (e)   Not applicable.

    (g)(1) Class Action Complaint filed by Melissa Marotta on December 9, 1999, in the action entitled MAROTTA V. NICHOLS, ET AL, C.A. No. 17643NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(2) Class Action Complaint filed by Caroline Weiss on December 9, 1999, in the action entitled WEISS V. NICHOLS, ET AL, C.A. No. 17644NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(3) Class Action Complaint filed by William Steiner on December 9, 1999, in the action entitled STEINER V. NICHOLS, ET AL, C.A. No. 17648NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(3) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(4) Class Action Complaint filed by Aaron Brody on December 10, 1999, in the action entitled BRODY V. NICHOLS, ET AL, C.A. No. 17654NC (Court of Chancery of New Castle County, Delaware), attached as
           Exhibit (g)(4) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(5) Class Action Complaint filed by William Harper on December 10, 1999, in the action entitled HARPER V. NICHOLS, ET AL, C.A. No. 17652NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(5) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(6) Class Action Complaint filed by Alan Freberg on December 10, 1999, in the action entitled FREBERG V. NICHOLS, ET AL, C.A. No. 17650NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(6) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(7) Class Action Complaint filed by James Lichtenstein on December 13, 1999, in the action entitled LICHTENSTEIN V. NICHOLS, ET AL, C.A. No. 17658NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(7) to the Schedule 14D-1 and incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                                                       GLEASON CORPORATION

                                                       By:  /s/ EDWARD J. PELTA
                                                            -----------------------------------------
                                                            Name: Edward J. Pelta
                                                            Title: Vice President, General Counsel
                                                                 and Secretary

                                                       /s/ JAMES S. GLEASON
                                                       ---------------------------------------------
                                                       James S. Gleason

                                                       /s/ DAVID J. BURNS
                                                       ---------------------------------------------
                                                       David J. Burns

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       John J. Perrotti

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       John J. Perrotti,
                                                       as Custodian for Jason Perrotti under the New
                                                       York Uniform Gift to Minors Act

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       John J. Perrotti,
                                                       as Custodian for Christine J. Perrotti under
                                                       the New York Uniform Gift to Minors Act

                                                       /s/ EDWARD J. PELTA
                                                       ---------------------------------------------
                                                       Edward J. Pelta

                                                       /s/ JOHN W. PYSNACK
                                                       ---------------------------------------------
                                                       John W. Pysnack

                                                       /s/ GARY J. KIMMET
                                                       ---------------------------------------------
                                                       Gary J. Kimmet

                                                       TORQUE ACQUISITION CO., L.L.C.

                                                       By:              /s/ SANDER M. LEVY
                                                            -----------------------------------------
                                                       Name: Sander M. Levy
                                                       Title: President

                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------

      (a) Commitment Letter, dated November 29, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., Gleason Germany Holdings GmbH, Gleason Works Holding Limited and Bankers Trust Company, attached as Exhibit (b)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (b)(1) Opinion of Bear, Stearns & Co., Inc., attached as Exhibit I to the Offer to Purchase, attached hereto as Exhibit (d)(1).

    (b)(2) Presentation of Bear, Stearns & Co., Inc. to the Special Committee of the Board of Directors, dated December 8, 1999, attached as Exhibit (b)(2) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(1) Proposal Letter, dated November 29, 1999, from James S. Gleason and Torque Acquisition Co., L.L.C. to the Special Committee of the Board of Directors of Gleason Corporation, attached as Exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(2) Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc., attached as Exhibit III to the Offer to Purchase filed herewith as Exhibit (d)(1).

    (c)(3) Unit Purchase Agreement, dated as of November 29, 1999, by and between Vestar Capital Partners IV, L.P. and Torque Acquisition Co., L.L.C., attached as Exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(4) Form of Stockholders' Agreement, dated as of November 29, 1999, among Gleason Corporation and certain of its stockholders, attached as Exhibit (c)(4) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(5) Letter Agreement, dated as of November 29, 1999, by and among James
           S. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(6) Letter Agreement, dated as of November 29, 1999, by and among Janis
           F. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(6) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(7) Letter Agreement, dated as of November 29, 1999, by and among David
           J. Burns, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(7) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(8) Letter Agreement, dated as of November 29, 1999, by and among John J. Perrotti, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(8) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(9) Letter Agreement, dated as of November 29, 1999, by and among Edward
           J. Pelta, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(9) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(10) Letter Agreement, dated as of November 29, 1999, by and among John
            W. Pysnack, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(10) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(11) Letter Agreement, dated as of November 29, 1999, by and among Gary
            J. Kimmet, Torque Acquisition Co., L.L.C. and Gleason Corporation, attached as Exhibit (c)(11) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(12) Letter Agreement, dated as of November 29, 1999, by and among the GST Exempt Trust for the benefit of James S. Gleason under Articles Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation attached as Exhibit (c)(12) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(13) Letter Agreement, dated as of November 29, 1999, by and among the Non Exempt Trust for the benefit of James S. Gleason under Articles Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation attached as Exhibit (c)(13) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(14) Term Sheet for Management Subscription Agreement, dated as of November 29, 1999 attached as Exhibit (c)(14) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(15) Terms of New Management Option Plan, dated as of November 29, 1999 attached as Exhibit (c)(15) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(16) Form of Voting Trust Agreement, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., certain stockholders of Gleason Corporation and James S. Gleason, David J. Burns and Edward J. Pelta, as voting trustees attached as Exhibit (c)(16) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(17) Letter by and among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc. and James S. Gleason, dated as of November 29, 1999 attached as Exhibit (c)(17) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(18) Foundation Agreement, dated as of December 8, 1999, by and between Torque Acquisition Co., L.L.C. and the Gleason Foundation attached as Exhibit (c)(18) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(19) Form of Severance Agreement attached as Exhibit (c)(19) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(20) Form of Management Agreement, by and between Vestar Capital Partners and Gleason Corporation attached as Exhibit (c)(20) to the
            Schedule 14D-1 and incorporated herein by reference.

    (c)(21) Amendment, dated as of December 8, 1999, to the Rights Agreement dated as of May 4, 1999, between Gleason Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent attached as
            Exhibit (c)(21) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(22) Form of Amended and Restated Certificate of Incorporation of Gleason Corporation attached as Annex B to Exhibit III of the Offer to Purchase filed herewith as Exhibit (d)(1).

    (c)(23) Form of Amended and Restated Bylaws of Gleason Corporation attached as Annex C to Exhibit III of the Offer to Purchase filed herewith as Exhibit (d)(1).

    (d)(1) Offer to Purchase, dated December 15, 1999, attached in response to
           Item 9(a) of the Schedule 13E-4.

    (d)(2) Letter of Transmittal, attached in response to Item 9(a) of the
           Schedule 13E-4.

    (d)(3) Notice of Guaranteed Delivery, attached in response to Item 9(a) of the Schedule 13E-4 and incorporated in its entirety herein by reference.

    (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, attached in response to Item 9(a) of the
           Schedule 13E-4 and incorporated in its entirety herein by reference.

    (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, attached in response to Item 9(a) of the Schedule 13E-4 and incorporated in its entirety herein by reference.

    (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, attached in response to Item 9(a) of the
           Schedule 13E-4 and incorporated in its entirety herein by reference.

    (d)(7) Summary Advertisement, dated December 15, 1999, attached in response to Item 9(a) of the Schedule 13E-4 and incorporated in its entirety herein by reference.

    (e)   Not applicable.

    (g)(1) Class Action Complaint filed by Melissa Marotta on December 9, 1999, in the action entitled MAROTTA V. NICHOLS, ET AL, C.A. No. 17643NC (Court of Chancery of New Castle County, Delaware) attached as Exhibit (g)(1) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(2) Class Action Complaint filed by Caroline Weiss on December 9, 1999, in the action entitled WEISS V. NICHOLS, ET AL, C.A. No. 17644NC (Court of Chancery of New Castle County, Delaware) attached as Exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(3) Class Action Complaint filed by William Steiner on December 9, 1999, in the action entitled STEINER V. NICHOLS, ET AL, C.A. No. 17648NC (Court of Chancery of New Castle County, Delaware) attached as Exhibit (g)(3) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(4) Class Action Complaint filed by Aaron Brody on December 10, 1999, in the action entitled BRODY V. NICHOLS, ET AL, C.A. No. 17654NC (Court of Chancery of New Castle County, Delaware) attached as
           Exhibit (g)(4) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(5) Class Action Complaint filed by William Harper on December 10, 1999, in the action entitled HARPER V. NICHOLS, ET AL, C.A. No. 17652NC (Court of Chancery of New Castle County, Delaware) attached as Exhibit (g)(5) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(6) Class Action Complaint filed by Alan Freberg on December 10, 1999, in the action entitled FREBERG V. NICHOLS, ET AL, C.A. No. 17650NC (Court of Chancery of New Castle County, Delaware) attached as Exhibit (g)(6) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(7) Class Action Complaint filed by James Lichtenstein on December 13, 1999, in the action entitled LICHTENSTEIN V. NICHOLS, ET AL, C.A. No. 17658NC (Court of Chancery of New Castle County, Delaware) attached as Exhibit (g)(7) to the Schedule 14D-1 and incorporated herein by reference.